December 5, 2005


Via Facsimile 011 86 10 6505 1818 and U.S. Mail

Lee Edwards
Shearman & Sterling LLP
1 Jianguomenwai Dajie
Chaoyang District
100004 Beijing, China

Re:	Jilin Chemical Industrial Company Limited
Schedule 13E-3 filed November 16, 2005
Schedule TO-T filed November 16, 2005
SEC File No. 5-50686

Dear Mr. Edwards:

We have reviewed the filings listed above and have the following comments. All defined terms have the same meaning as in your offer materials, unless otherwise indicated.

Composite Offer and Response Document - Exhibit (a)(1)

General

1. Disclose in the offer materials that PetroChina is relying on the
Tier II exemption set forth in Rule 14d-1(d) in conducting this offer, and briefly outline the implications for Jilin security holders.

2. You reference the A Share Offer throughout the offer materials. We also note that you have filed a Form CB in connection with the A
Share Offer, indicating that you are relying on the Tier I exemption for that Offer. Again, briefly note in the offer materials.

3. In the Summary of Terms section and elsewhere in the Composite Document, you note that PetroChina has no right under the laws of the
PRC to compulsorily acquire any Jilin shares not tendered into the H
Share or A Share Offers. You also state in the offer materials that
PetroChina will not be able to realize all of the intended benefits of the Offers if all or a very substantial percentage of Jilin A and
H Shares are not purchased in the Offers. Where appropriate in the offer materials, discuss the risks presented by the lack of an ability to compulsorily acquire remaining Jilin securities. Discuss the percentage of each class of target securities PetroChina believes necessary to acquire in order to realize the intended benefits of the tender offers. For example, if the H Share minimum offer condition is satisfied, is this sufficient to render the H Share Offer a success?

4. Discuss in the offer materials the reasons for the structure of the Offers and in particular, why the H Share and A Share Offers will not commence and close contemporaneously. See Item 1013(c) of Regulation M-A. Explain any attendant risks. For example, it appears that the H Share Offer will close before the A Share Offer. Therefore, holders of H Shares will not know when the H Share Offer closes whether PetroChina`s A Share Offer will be successful. By contrast, A Share holders will have information about the level of acceptance of the H Share Offer when the A Share Offer closes. Since the ability to acquire a very significant portion of outstanding Jilin securities is critical to the success of these Offers according to your disclosure, discuss the attendant risks for H Share holders of the structure of these Offers.

Questions and Answers about the H Share Offer, page 3

5. Summarize the payment process for the H Share Offer, and in particular, disclose when tendering shareholders can expect payment for purchased H Shares and ADSs. Your expanded disclosure should describe any differences in the payment process for securities tendered during the "initial" versus "subsequent" offer periods. We note that some information about payment appears on page 10 but believe it should be highlighted in the Q&A and explained more clearly, since the payment process will be different than usual in a
US offer.

6. The position of the filing persons on the Schedule 13E-3 with respect to the fairness of the Offers is critical disclosure in a transaction subject to Rule 13e-3 and should be disclosed in this section or in the Summary of Terms section.

Who is offering to buy my securities?, page 3

7. Given that some H Shareholders will remain after the H Share Offer, state that PetroChina`s files periodic reports (including financial statements) with the Commission and indicate how shareholders may access them. Provide the same disclosure in Appendix
V in Section 8 on page V-13.

How much is PetroChina offering to pay?, page 3

8. Since the H Share ADSs trade on the NYSE in a price denominated in
US dollars, please include the offer price per ADSs in US dollars, based on a recent (identified) exchange rate.

If I accept the H Share Offer, may I withdraw my acceptance?, page
6

9. Consistent with our discussions with your colleagues, expand this section to note that PetroChina will issue a press release and publish an advertisement in a US newspaper of national circulation in connection with the early termination of the initial offer period, and describe the timing of each.

Letter from PetroChina - Section 5. Information on Other Offers of PetroChina in the PRC, page 24

10. Explain the significance of the two other offers PetroChina has announced to its Offers for Jilin. That is, how will the acquisition of Jinzhou Petrochemical Company Limited and Liaohe Jinma Oilfield Company Limited affect PetroChina (and thus, Jilin) going forward? Will PetroChina fund these other offers through cash on hand or otherwise?

Letter from Citigroup - Conditions of the H Share Offer, page 33

11. See comment 4 above concerning the need to discuss the reasons for the structure of the Offers. In this regard, in an appropriate section of the offer materials, explain why you have conditioned the
A Share Offer on the H Share Offer, but not vice versa. As requested in comment 4, discuss any risks (for H Share holders) associated with this structure.

Special Factors Regarding the H Share Offer - Background of the H
Share Offer, page 37

12. It appears from the disclosure in this section that both PetroChina and Jilin each engaged several financial advisors to help analyze a potential transaction and make a recommendation with respect to it. Note that Item 1015 of Regulation M-A encompasses essentially all substantive contacts between either company and its financial advisors that are "materially related" to this transaction.
This includes both oral and written contacts. Please expand this section to describe the substance of such contacts, and to identify the parties and relevant dates.

13. See our last comment. All written reports encompassed within Item
1015 of Regulation M-A must be filed as exhibits to the Schedule
13E-
3. This includes any "board books" or written analyses of these transactions by the financial advisors engaged by the participants.
We see that the "Letter from Platinum" has been provided as part of the Composite Document and details the analyses performed by that entity. However, no similar materials have been provided for the other financial advisors. Please file any such written reports immediately, or explain why you have not done so in accordance with
Item 1015 of Regulation M-A.

14. Please advise whether non-public financial forecasts or projections were exchanged by the parties or their representatives during the planning phase of the Offers. For example, later in the offer materials in the Letter from Platinum on page 91, you refer to the expressed views of management of Jilin regarding future projected losses of Jilin. If so, please disclose those projections, and discuss the underlying assumptions. (We note the disclosure of projections in "Letter from the Jilin Board" and the discussion of the assumptions underlying them in Appendix IV). Alternatively, explain your basis for excluding them

15. See our last comment above. Provide the same information with respect to whether either side provided non-public financial forecasts or projections to its financial advisors in connection with their analysis of the transaction. If so, please disclose those projections, and discuss the underlying assumptions. Alternatively, explain your basis for excluding them.

16. Expand your explanation of the reasons for the timing of the Offers. See Item 1013(c) of Regulation M-A.

17. In the second to last paragraph on page 38, you mention a placement of PetroChina`s shares to international investors. Indicate supplementally, with a view to further disclosure, whether this offering occurred. If yes, tell us what exemption(s) PetroChina relied upon to effect the offer.

18. Refer to the disclosure on page 39 of this Section. Since it isn`t customary for the bidder in a tender offer to form a special committee, expand the discussion of why PetroChina did so and the function of the special committee.

19. Here or elsewhere in the offer materials, explain in further detail how the offer price was set.

20. Explain the differences (particularly in function) between the Independent Board Committee and the Special Committee formed by the
Jilin Board. In addition, explain why it was necessary to establish two separate committees.

21. See Item 1015 of Regulation M-A. We note that both bidder and target companies here engaged more than one financial advisor. Expand to explain the different functions of each, and why each considered it necessary to hire separate firms to perform these functions. For example, the disclosure at the bottom of page 41 states vaguely that
Cazenove was hired to "provide professional advice regarding the H Share Offer," but does not fully describe the nature of those services.

Recommendation of the Jilin Board of Directors, page 42

22. Rather than simply listing factors considered by the Jilin Board, expand to explain how each such factor was analyzed to arrive at a fairness determination. For some of the listed factors, this is obvious. For others however, it is not clear how the identified factor contributed to the analysis. These include the three in bullet points at the top of page 45. Please revise.

23. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally considered relevant to the fairness assessment. To the extent that a factor was not considered, or was considered but given little weight, this may be an important part of the Board`s decision-making process that should be explained for shareholders. Please revise to provide this disclosure as to each Instruction 2 factor, based on these guidelines. See Exchange Act Release 17719 (April 13, 1981). Provide the same disclosure in the comparable section of the offer materials discussing PetroChina`s fairness determination.

24. Where a factor listed in Instruction 2 to Item 1014 of Regulation
M-A yields a higher per share value than that being offered, this fact should be disclosed. If applicable, please provide such information as to liquidation value and going concern value. Provide the same disclosure in the comparable section of the offer materials discussing PetroChina`s fairness determination, with respect to net asset value.

25. See the last comment above. Explain why the Jilin Board did not consider the going concern value of the H Shares. Provide the same disclosure in the comparable section of the offer materials discussing PetroChina`s fairness determination.

26. Item 1014 requires each filing person to take a position on the procedural fairness of the offer structure, based on the factors listed in Item 1014(c), (d) and (e). Please provide this disclosure for both Jilin and PetroChina. To the extent that a filing person finds the structure of the transaction to be fair in the absence of the procedural safeguards in that Item, please explain why.

Certain Effects of the H Share Offer, page 51

27. Refer to the disclosure about the effect of the H Share Offer on
PetroChina`s interest in the net book value and net earnings of Jilin. Instruction 3 to Item 1013 of Regulation M-A contains a disclosure mandate that does not appear to be based on the materiality of the change to the bidder. Moreover, it is not clear what level of participation in the H Share Offer you are assuming. Please revise to provide the information required by Instruction 3.

28. Item 1013(d) requires you to discuss the tax impact of the transaction on the subject company. Please provide this information as to Jilin. In addition, in further discussing the effects of this transaction, explain the corporate structure of the "combined" entity going forward, given PetroChina`s inability to "squeeze out" any Jilin security holders remaining after the Offers. If Jilin will simply continue as a subsidiary of PetroChina, please so state.

Persons Employed, Retained or Used, page 62

29. For each financial advisor engaged by PetroChina and Jilin, expand to break out the amount of the "customary fees" paid to each for services rendered. We note the aggregate figures provided on page
63.

Appendix I - Further Terms of the H Share Offer

30. Refer to Section 7.7 on page I-13. Expand to state that the H Share Offer is also governed by and subject to the requirements of the Exchange Act. We know that this implied or indirectly stated elsewhere in the Composite Document, but the disclosure here seems incomplete with such a reference.

Appendix IV - Prospective Financial Information of the Jilin Group

31. We are unable to locate all of the disclosure required by Item 1010(b) of Regulation M-A, which you state under Item 13(b) of the
Schedule 13E-3 is located in this Section. Please revise or advise.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. In responding to our comments above, please provide, in writing, a statement from each filing person acknowledging that:
* It is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.
Please revise your offer materials to comply with the comments above.
If you do not agree with a comment, tell us why in a supplemental response letter that you should file via EDGAR as correspondence with your Transaction Statement. The letter should note the location in your amended disclosure document of changes made in response to each comment or otherwise.

Please be aware that we will likely have additional comments after reviewing your amendments. If you would like to contact me, please do not hesitate to do so at
(202) 551-3263


Sincerely,



Christina Chalk
Special Counsel
Office of Mergers and Acquisitions




cc:	Michael Coleman, Esq. (via facsimile at (650) 838-3699)
	George Karafotias (via e-mail)
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Lee Edwards, Esq.
December 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE